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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Termination of Material Definitive Agreement

On December 11, 2025, Apollomics Inc. (the “Company”) issued a formal notice of termination to Edison Oncology Holding Corporation (“Edison”) regarding the Development and License Agreement dated January 31, 2021, which was subsequently amended on August 11, 2023 (collectively, the “Agreement”), related to the development and commercialization of APL-122 (also known as EO1001).

APL-122 is an oral, irreversible pan-ErbB inhibitor targeting EGFR (ErbB1), HER2 (ErbB2), and HER4 (ErbB4) kinases. It is designed with superior blood-brain barrier penetration capabilities to treat ErbB-positive cancers, specifically addressing unmet needs in patients with central nervous system (CNS) metastases.

The Company is terminating the Agreement on the basis that Edison failed to fulfill certain material performance and reporting obligations required under the Agreement. Consequently, the Company has notified Edison of the termination of the collaboration and the Agreement, effective immediately.

The Company disputes any outstanding payment obligations claimed by Edison based on Edison’s non-performance. The Company intends to vigorously defend its position and reserves all rights and remedies available under the Agreement and applicable law.

The Company does not expect this termination to have a material adverse effect on its overall financial condition or results of operations.

The information contained in this Form 6-K relating to the termination of the Agreement is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date December 11, 2025
(Signature)*

Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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